

December 13, 2010

Mr. Kevin Taheri
Chief Executive Officer
Healthsport, Inc.
1620 Beacon Place
Oxnard, California 93033

>   **Re: Healthsport, Inc.**
>   **Form 10-K filed March 31, 2010**
>   **File No. 000-23100**

Dear Mr. Taheri:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Cover Page

1. We note you initially stated your intention to incorporate the information requested by Part III from your definitive proxy statement and that you subsequently amended the Form 10-K to include the Part III information. However, we also note you apparently have not filed a proxy statement since at least 2006. Since you are registered with the Commission pursuant to Section 12 of the Exchange Act, please provide an explanation why you have not filed required proxy statements and your intention with respect to the future filing of proxy statements. In this regard, we also note the proposed merger with SMI. Please tell us whether you intend to file a Schedule 14A or 14C. If you do not, please provide the basis for your belief that you are not required to file a Schedule 14A or 14C.

Intellectual Property, page 5

2. To the extent the sole patent and patent applications referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology to which the patent and

patent applications pertain, disclose when the sole granted patent is scheduled to expire, and disclose the jurisdictions in which the patent applications are pending.

Manufacturing, page 6

3. We note construction at the Oxnard facility was originally anticipated to be completed by September 15, 2010, however you are currently unable to complete construction until you receive additional funding. Please confirm that your future filings will contain expanded disclosure concerning the completion of construction of your Oxnard facility to indicate the amount of additional funding necessary to complete construction and the amount of time required to complete construction if and when additional funding is obtained.

Sales and Distribution, page 7

4. Please provide proposed revised disclosure for inclusion in future filings that expands the discussion concerning your material distribution agreements to describe the material terms of the agreements including territory, exclusivity provisions, term and termination provisions, compensation provisions, production and performance obligations, including which products are subject to the agreement. In this regard, your discussion should quantify and discuss the Perrigo minimum purchase requirements, the actual purchases and the reasons for the shortfall. Additionally, you should disclose when the agreement expires, the monthly sales requirements and whether these requirements are being met.

5. We note the risk factor concerning your dependence on third party distributors. These arrangements appear to be material. Please file copies of the Perrigo, Destiny Productions, and Content Marketing agreements as exhibits. Alternatively, please provide us with an analysis supporting your determination that you are not substantially dependent on these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 3. Legal Proceedings, page 17

6. Please confirm that your future Form 10-K filings will provide all the disclosure required pursuant to Item 103 with respect to pending litigation. Please note, the reference to disclosure in other filings is not sufficient.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

7. In future filings, please expand your disclosure to discuss the impact the termination of your agreement with T Lynn has had on your results of operations and liquidity and capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551-3675, or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director